DUNE ENERGY, INC.

Two Shell Plaza

777 Walker Street, Suite 2300

Houston, Texas 77002

April 9, 2013

VIA EDGAR AND HAND DELIVERY

H. Roger Schwall

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.,

Mail Stop 4561

Washington, DC 20549

RE:	Acceleration Request of Dune Energy, Inc. Registration Statement on Form S-1
File No. 333-186088

Dear Mr. Schwall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dune Energy, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended (File No. 333-186088) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 2:00 p.m., Eastern time, on April 11, 2013, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, DLA Piper LLP (US), by calling Joseph Fore at (512) 457-7129. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to be sent to our counsel, DLA Piper LLP (US), via email to joseph.fore@dlapiper.com.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you should have any questions, please contact Joseph Fore of DLA Piper LLP (US), counsel to the Company, at (512) 457-7129 or via facsimile at (512) 721-2129.

Sincerely,

/s/ James A. Watt
James A. Watt President and Chief Executive Officer

cc:	Karina V. Dorin
Laura Nicholson